Exhibit 99.2

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

Consolidated sales were $119.7 million for the third quarter compared to $140.9 million for the comparable quarter of the prior year, resulting in a 21% decrease in gross margin to $44.2 million and an operating loss of $2.0 million, compared to an operating profit of $14.8 million in the comparable quarter of the prior year. Consolidated EBITDA was $21.2 million compared to $33.5 million in the comparable quarter of the prior year.

The mining segment recorded sales of $36.2 million, a 40% decrease from $60.7 million in the comparable quarter of the prior year. The decrease in sales resulted from a 64% decrease in volume of carats sold, as the Company has chosen to hold inventory due to market conditions, which was partially offset by a 68% increase in achieved rough diamond prices. The mining segment recorded an operating loss of $3.3 million compared to an operating profit of $9.4 million in the comparable quarter of the prior year. Included in the operating loss was an $13.0 million ($8.4 million after tax) non-cash charge related to the de-recognition of certain assets associated with paste production at the Diavik Diamond Mine, which are no longer expected to be required for underground mining. EBITDA for the mining segment was $16.7 million compared to $24.9 million in the comparable quarter of the prior year.

The luxury brand segment recorded sales of $83.5 million, an increase of 4% from sales of $80.2 million in the comparable quarter of the prior year (a decrease of 4% at constant exchange rates). Operating profit was $1.3 million for the quarter compared to $5.4 million in the comparable quarter of the prior year. EBITDA for the luxury brand segment was $4.5 million compared to $8.6 million in the comparable quarter of the prior year.

The Company recorded a consolidated net loss attributable to shareholders of $4.7 million or $0.06 per share for the quarter, compared to a net profit attributable to shareholders of $12.7 million or $0.15 per share in the third quarter of the prior year. Excluding the $8.4 million after-tax de-recognition of paste production assets, the Company would have recorded a net profit attributable to shareholders of $3.7 million or $0.04 per share for the quarter.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

PREPARED AS OF DECEMBER 8, 2011 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three and nine months ended October 31, 2011, and its financial position as at October 31, 2011. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended October 31, 2011, and for the three months ended April 30, 2011, and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2011 (prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP” or “CDN GAAP”)). Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “third quarter” refer to the three months ended October 31. Unless otherwise indicated, references to “international” for the luxury brand segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the retail salon network, and expected sales trends and market conditions in the luxury brand segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 18 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Company has made assumptions regarding, among other things, the state of world and US economic conditions, worldwide diamond production levels, and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 18.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, the risks relating to the Company’s expansion strategy and of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods. Please see page 18 of this Interim Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

Market Commentary
The Diamond Market
During the third quarter, rough diamond prices dropped from the highs achieved in the second quarter, primarily due to the ongoing European sovereign debt crisis. In addition, a build-up of rough diamond inventories prior to the traditionally quiet religious holiday period in India and Israel enabled buyers to exert downward pressure on polished diamond prices. However, the retail diamond market continued to be resilient, leading to an improvement in both the rough and polished diamond markets at the beginning of the fourth quarter.

The Luxury Jewelry & Timepiece Market
The luxury jewelry and timepiece market experienced moderate growth during the third quarter as demand from emerging markets remained strong, offsetting the effects of economic uncertainty in Europe and the US. With the trend of rapidly rising wealth and increased mobility of Asian clients, these customers represent a growing share of clientele in all sales regions. New wealthy Chinese consumers continue to be attracted to established luxury brands that have a reputation for providing the highest levels of quality and service.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2011 following the basis of presentation utilized in its IFRS and Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)
	IFRS							CDN GAAP	IFRS	IFRS
									Nine months	Nine months
									ended	ended
	2012	2012	2012	2011	2011	2011	2011	2010	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2011	2010
Sales	$119,716	$222,378	$143,932	$215,358	$140,877	$153,728	$114,000	$133,654	$486,026	$408,605
Cost of sales	75,524	150,177	96,452	141,391	84,765	85,798	75,711	96,257	322,153	246,274
Gross margin	44,192	72,201	47,480	73,967	56,112	67,930	38,289	37,397	163,873	162,331
Gross margin (%)	36.9%	32.5%	33.0%	34.3%	39.8%	44.2%	33.6%	28.0%	33.7%	39.7%
Selling, general and administrative expenses	46,155	49,101	42,795	52,722	41,282	37,998	35,948	40,479	138,051	115,230
Operating profit (loss)	(1,963)	23,100	4,685	21,245	14,830	29,932	2,341	(3,082)	25,822	47,101
Finance expenses	(4,165)	(5,183)	(3,983)	(3,727)	(3,835)	(2,985)	(2,880)	(2,396)	(13,331)	(9,700)
Exploration costs	(600)	(781)	(212)	(351)	(212)	(76)	(27)	–	(1,593)	(313)
Finance and other income	289	83	258	278	69	154	168	129	630	391
Foreign exchange gain (loss)	436	288	(177)	1,392	135	1,043	(2,213)	(1,978)	547	(1,035)
Profit (loss) before income taxes	(6,003)	17,507	571	18,837	10,987	28,068	(2,611)	(7,327)	12,075	36,444
Income tax expense (recovery)	(1,272)	7,519	(3,027)	5,261	(2,410)	10,877	(5,524)	(5,800)	3,220	2,943
Net profit (loss)	$(4,731)	$9,988	$3,598	$13,576	$13,397	$17,191	$2,913	$(1,527)	$8,855	$33,501
Attributable to shareholders	$(4,728)	$9,986	$3,596	$13,569	$12,657	$13,043	$2,137	$(3,358)	$8,854	$27,837
Attributable to non-controlling interest	(3)	2	2	7	740	4,148	776	1,831	1	5,664
Basic earnings (loss) per share	$(0.06)	$0.12	$0.04	$0.16	$0.15	$0.17	$0.03	$(0.04)	$0.10	$0.35
Diluted earnings (loss) per share	$(0.06)	$0.12	$0.04	$0.16	$0.15	$0.17	$0.03	$(0.04)	$0.10	$0.35
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$1,651	$1,665	$1,666	$1,606	$1,584	$1,596	$1,522	$1,495	$1,651	$1,584
Total long-term liabilities (i)	$654	$625	$605	$597	$588	$531	$449	$477	$654	$588
Operating profit (loss)	$(1,963)	$23,100	$4,685	$21,245	$14,830	$29,932	$2,341	$(3,082)	$25,822	$47,101
Depreciation and amortization (ii)	23,121	20,716	20,291	24,635	18,657	19,515	14,200	18,258	64,128	52,372
EBITDA (iii)	$21,158	$43,816	$24,976	$45,880	$33,487	$49,447	$16,541	$15,176	$89,950	$99,473

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 17.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and luxury brand segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 9 for additional information.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Three Months Ended October 31, 2011 Compared to Three Months Ended October 31, 2010
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a third quarter consolidated net loss attributable to shareholders of $4.7 million or $0.06 per share compared to a net profit attributable to shareholders of $12.7 million or $0.15 per share in the third quarter of the prior year. Excluding the $8.4 million after-tax de-recognition of certain paste production assets in the mining segment, the Company would have recorded a net profit attributable to shareholders of $3.7 million or $0.04 per share for the quarter.

CONSOLIDATED SALES
Sales for the third quarter totalled $119.7 million, consisting of rough diamond sales of $36.2 million and luxury brand segment sales of $83.5 million. This compares to sales of $140.9 million in the comparable quarter of the prior year (rough diamond sales of $60.7 million and luxury brand segment sales of $80.2 million). See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $75.5 million, for a gross margin of 36.9% compared to a cost of sales of $84.8 million and a gross margin of 39.8% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $46.2 million for the third quarter compared to $41.3 million in the comparable quarter of the prior year.

Included in SG&A expenses for the third quarter was $5.4 million for the mining segment compared to $6.2 million for the comparable quarter of the prior year and $40.8 million for the luxury brand segment compared to $35.1 million for the comparable quarter of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $1.3 million during the third quarter, compared to a net income tax recovery of $2.4 million in the comparable quarter of the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the quarter is 27.9% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate such as earnings in foreign jurisdictions, and changes in valuation allowances. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $8.1 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $2.8 million in the comparable quarter of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the third quarter, the Company also recognized a deferred income tax expense of $11.4 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate on translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $8.1 million recognized in the comparable quarter of the prior year. The recorded tax provision during the third quarter also included a net income tax recovery of $0.7 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $1.3 million recognized in the comparable period of the prior year.

The Company recorded a net income tax recovery of $2.9 million during the third quarter resulting from adjustments and reassessments to prior year tax returns. This compares to a net income tax recovery of nil recorded in the comparable period of the prior year. A deferred income tax recovery of $4.6 million was also recorded during the third quarter as a result of the de-recognition of certain paste production assets associated with the Diavik Diamond Mine.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $4.2 million were incurred during the third quarter compared to $3.8 million during the comparable quarter of the prior year.

CONSOLIDATED EXPLORATION COSTS
Exploration costs of $0.6 million were incurred during the third quarter compared to $0.2 million in the comparable quarter of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.3 million was recorded during the quarter compared to $0.1 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.4 million was recognized during the quarter compared to a net foreign exchange gain of $0.1 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Nine Months Ended October 31, 2011 Compared to Nine Months Ended October 31, 2010
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded consolidated net profit attributable to shareholders of $8.9 million or $0.10 per share for the nine months ended October 31, 2011, compared to a net profit attributable to shareholders of $27.8 million or $0.35 per share in the comparable period of the prior year. Excluding the $8.4 million after-tax de-recognition of certain paste production assets in the mining segment, the Company would have recorded a net profit attributable to shareholders of $17.3 million or $0.20 per share for the period.

CONSOLIDATED SALES
Sales for the nine months ended October 31, 2011, totalled $486.0 million, consisting of rough diamond sales of $187.9 million and luxury brand segment sales of $298.1 million. This compares to sales of $408.6 million in the comparable period of the prior year (rough diamond sales of $196.5 million and luxury brand segment sales of $212.1 million). See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the nine months ended October 31, 2011, was $322.2 million, for a gross margin of 33.7% compared to a cost of sales of $246.3 million and a gross margin of 39.7% in the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $138.1 million for the nine months ended October 31, 2011, compared to $115.2 million in the comparable period of the prior year.

Included in SG&A expenses for the nine months ended October 31, 2011, was $19.1 million for the mining segment compared to $14.9 million for the comparable period of the prior year and $119.0 million for the luxury brand segment compared to $100.3 million for the comparable period of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $3.2 million during the nine months ended October 31, 2011, compared to a net income tax expense of $2.9 million in the comparable period of the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the quarter is 27.9% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate, such as earnings in foreign jurisdictions, and changes in valuation allowances. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the nine months ended October 31, 2011, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $1.7 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $9.0 million in the comparable period of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax recovery, and is not deductible for Canadian income tax purposes. During the nine months ended October 31, 2011, the Company also recognized a deferred income tax expense of $2.8 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate on translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $14.7 million recognized in the comparable period of the prior year. The recorded tax provision during the nine months ended October 31, 2011 also included a net income tax recovery of $3.8 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $3.1 million recognized in the comparable period of the prior year. The Company recorded a net income tax recovery of $2.6 million during the third quarter resulting from adjustments and reassessments to prior year tax returns. This compares to a net income tax recovery of 1.7 million recorded in the comparable period of the prior year.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $13.3 million were incurred during the nine months ended October 31, 2011, compared to $9.7 million during the comparable period of the prior year. Finance expenses were impacted by increased debt levels in the mining segment related to the drawdown of $60.0 million on the Standard Chartered Bank credit facility and the $70.0 million promissory note payable to Kinross Gold Corporation (“Kinross”) issued on August 25, 2010, which was repaid on August 25, 2011.

CONSOLIDATED EXPLORATION COSTS
Exploration costs of $1.6 million were incurred during the nine months ended October 31, 2011, compared to $0.3 million in the comparable period of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.6 million was recorded during the nine months ended October 31, 2011, compared to $0.4 million in the comparable period of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.5 million was recognized during the nine months ended October 31, 2011, compared to a net foreign exchange loss of $1.0 million in the comparable period of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company include mining and luxury brand segments.

Mining
The mining segment includes the production, sorting and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS							CDN GAAP	IFRS	IFRS
									Nine months	Nine months
									ended	ended
	2012	2012	2012	2011	2011	2011	2011	2010	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2011	2010
Sales	$36,239	$89,608	$62,035	$82,697	$60,708	$86,827	$48,922	$63,489	$187,882	$196,457
Cost of sales	34,112	67,613	53,443	61,822	45,039	54,408	44,143	57,027	155,168	143,590
Gross margin	2,127	21,995	8,592	20,875	15,669	32,419	4,779	6,462	32,714	52,867
Gross margin (%)	5.9%	24.5%	13.9%	25.2%	25.8%	37.3%	9.8%	10.2%	17.4%	26.9%
Selling, general and administrative expenses	5,390	5,709	8,026	4,828	6,231	4,813	3,870	4,885	19,125	14,915
Operating profit (loss)	$(3,263)	$16,286	$566	$16,047	$9,438	$27,606	$909	$1,577	$13,589	$37,952
Depreciation and amortization (i)	19,932	17,461	17,083	20,669	15,428	16,352	10,975	14,976	54,477	42,755
EBITDA (ii)	$16,669	$33,747	$17,649	$36,716	$24,866	$43,958	$11,884	$16,553	$68,066	$80,707

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 17.

Three Months Ended October 31, 2011 Compared to Three Months Ended October 31, 2010
MINING SALES
During the quarter, the Company sold 0.23 million carats for a total of $36.2 million for an average price per carat of $159 compared to 0.64 million carats for a total of $60.7 million for an average price per carat of $95 in the comparable quarter of the prior year. The decrease in sales resulted primarily from a 64% decrease in volume of carats sold as the Company chose to hold inventory due to market conditions. The 68% increase in the Company’s achieved rough diamond price per carat was primarily the result of the Company’s decision to hold back some lower priced goods due to a current oversupply in the market.

On a quarterly basis, the Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $34.1 million, resulting in a gross margin of 5.9% compared to a cost of sales of $45.0 million and a gross margin of 25.8% in the comparable quarter of the prior year. Cost of sales included $19.3 million of depreciation and amortization compared to $14.8 million in the comparable quarter of the prior year. Included in the cost of sales for the third quarter was a non-cash $13.0 million charge related to the de-recognition of certain components of the backfill plant (the “Paste Plant”) associated with paste production at the Diavik Diamond Mine. The original mine plan envisioned the use of blasthole stoping and underhand cut and fill underground mining methods for the Diavik ore bodies using paste to preserve underground stability. It is now expected that the higher velocity and lower cost sub-level retreat mining method, which does not require paste, will be used for both the A-154 South and A-418 underground ore bodies. As a result, certain components of the Paste Plant necessary for the production of paste will no longer be required and accordingly have been de-recognized during the third quarter. Excluding this charge, cost of sales would have been $21.1 million (gross margin of 41.8%), a 53% decrease from the comparable quarter of the prior year. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $0.8 million from the comparable quarter of the prior year primarily due to the incurrence of executive severance charges of $1.0 million in the comparable quarter of the prior year.

Nine Months Ended October 31, 2011 Compared to Nine Months Ended October 31, 2010
MINING SALES
During the nine months ended October 31, 2011, the Company sold 1.3 million carats for a total of $187.9 million for an average price per carat of $148 compared to 1.9 million carats for a total of $196.5 million for an average price per carat of $104 in the comparable period of the prior year. The decrease in sales resulted from a 33% decrease in volume of carats sold as the Company chose to hold inventory in the third quarter due to market conditions. This was partially offset by a 42% increase in the Company’s achieved rough diamond price per carat, which was the result of the Company’s decision to hold back some lower priced goods in the third quarter due to a current oversupply in the market combined with an overall increase in the market price of rough diamonds during the nine months ended October 31, 2011 versus the comparable period of the prior year.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the nine months ended October 31, 2011, was $155.2 million, resulting in a gross margin of 17.4% compared to a cost of sales of $143.6 million and a gross margin of 26.9% in the comparable period of the prior year. Cost of sales included $52.6 million of depreciation and amortization compared to $40.9 million in the comparable period of the prior year. The increase in cost of sales was due primarily to a non-cash $13.0 million charge related to the de-recognition of certain components of the Paste Plant. Excluding this charge, cost of sales would have been $142.1 million (gross margin of 24.3%), a 1% decrease from the comparable period of the prior year. This decrease was the result of a 33% decrease in volume of carats sold during the period offset by a higher volume of production during the period from the higher cost underground mine. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $4.2 million from the comparable period of the prior year due to a mark-to-market on stock-based compensation and the strengthening of the Canadian dollar during the period.

MINING SEGMENT OPERATIONAL UPDATE
Ore production for the third calendar quarter consisted of 1.62 million carats produced from 0.55 million tonnes of ore from the A-418 kimberlite pipe, 0.16 million carats produced from 0.07 million tonnes of ore from the A-154 North kimberlite pipe, and 0.08 million carats produced from 0.02 million tonnes of ore from the A-154 South kimberlite pipe. Also included in production for the calendar quarter was an estimated 0.08 million carats from reprocessed plant rejects (“RPR”). These RPR are not included in the Company’s reserves and resource statement and are therefore incremental to production. Rough diamond production was 8% higher than the comparable calendar quarter of the prior year due primarily to an increase in ore processed.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION

(reported on a one-month lag)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Diamonds recovered (000s carats)	773	713	2,030	1,983
Grade (carats/tonne)	3.00	2.98	3.03	3.23

Mining Segment Outlook
PRODUCTION
The Company continues to expect Diavik Diamond Mine production in calendar 2011 of approximately 6.9 million carats from the mining of 2.4 million tonnes of ore and processing of 2.3 million tonnes of ore, with the increment stockpiled. It is expected that with the accelerated production towards the end of the year, carats shipped will be lower than carats produced in calendar 2011. This difference is expected to reverse in calendar 2012. Production for the year is expected to comprise approximately 1.8 million tonnes from the A-418 open pit, and 0.6 million tonnes from the underground portions of A-154 South and A-154 North. Beginning in July 2011, the higher grade A-154 South has been mined using sub-level retreat, a higher velocity and lower cost underground mining method.

A new mine plan and budget for calendar 2012 is under final review by Rio Tinto plc and the Company. The plan for calendar 2012 foresees Diavik Diamond Mine production of approximately 8.3 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore. Open pit mining of approximately 1.0 million tonnes is expected to be exclusively from A-418. Underground mining of approximately 1.0 million tonnes is expected to be primarily sourced equally from the A-154 South and A-154 North kimberlite pipes. Included in the estimated production for calendar 2012 is approximately 1.0 million carats from RPR and 0.1 million carats from the implementation of an improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production.

Looking beyond calendar 2012, the objective is to fully utilize processing capacity with a combination of production from the underground and the A-21 open pit. Multiple mining techniques are under consideration for the A-21 resource with the intention to finalize the investment decision in late calendar 2012. In addition, exploratory drilling has improved the understanding of the ore at depth in the A-418 and A-154 North kimberlite pipes. This work is under technical review and should result in some ore resource being promoted to reserves and the addition of the extensions at depth into ore reserves.

PRICING
The rough diamond market experienced a decline in prices during the third quarter of fiscal 2012 from the highs achieved in the second quarter, which may persist until confidence returns to the global market. Based on prices from the Company’s last complete rough diamond sale in July 2011 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types in the table that follows. The Company estimates that with the softening rough diamond market, the current market prices have declined by approximately 25% from the July peak.

July 2011
average price
per carat
Ore type	(in US dollars)
A-154 South	$200
A-154 North	260
A-418 A Type Ore	185
A-418 B Type Ore	120
RPR	65

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

COST OF SALES
The Company had projected cost of sales in fiscal 2012 of approximately $265 million (including depreciation and amortization of approximately $80 million) at an assumed average Canadian/US dollar exchange rate of $1.00. Due to lower-than-expected mining costs combined with a weaker Canadian/US dollar exchange rate, the Company would expect cost of sales of approximately $260 million (including depreciation and amortization of approximately $85 million) based on normal rough diamond sales. In light of current market conditions, the Company anticipates holding more rough diamond inventory than normal at January 31, 2012. Depending on the amount of rough diamond inventory carried over into fiscal 2013, a portion of the $260 million cost of sales forecasted for fiscal 2012 would be recognized in fiscal 2013.

The Company expects cost of sales in fiscal 2013 to be approximately $275 million (including depreciation and amortization of approximately $90 million) due to an expected increase in the proportion of underground ore mined, which is more costly to produce.

CAPITAL EXPENDITURES
During fiscal 2012, HWDLP’s 40% share of the planned capital expenditures at the Diavik Diamond Mine is expected to be approximately $58 million at an assumed average Canadian/US dollar exchange rate of $1.00. During the third quarter, HWDLP’s share of capital expenditures was $10.4 million. During fiscal 2013, HWDLP’s 40% share of the planned capital expenditures is expected to be approximately $64 million at an assumed average Canadian/US dollar exchange rate of $1.00.

EXPLORATION
The Company has additionally staked 226,000 acres of mineral claims on the prospective geological trend to the southwest of the existing mine site and is starting a small but important basal till drilling program to assess the potential for new diamondiferous kimberlite pipes over the coming years. On September 6, 2011, the Company announced that Harry Winston Diamond Mines Ltd. and its wholly owned subsidiary, 6355137 Canada Inc., entered into an option agreement with North Arrow Minerals Inc. (“North Arrow”) and Springbok Holdings Inc., (“Springbok”) in regards to their Lac de Gras properties in the Northwest Territories. Under the terms of the agreement, the two properties collectively will form a “Joint Venture Property”. In order for the option to vest, the Company is to carry out exploration on the Joint Venture Property, making expenditures of at least $5 million over a five-year period. Upon vesting, a joint venture will be formed, in which the Company will hold a 55% interest, and in which North Arrow and Springbok will equally share a 45% interest, in the entire Joint Venture Property.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Luxury Brand
The luxury brand segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS							CDN GAAP	IFRS	IFRS
									Nine months	Nine months
									ended	ended
	2012	2012	2012	2011	2011	2011	2011	2010	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2011	2010
Sales	$83,477	$132,770	$81,897	$132,661	$80,169	$66,901	$65,078	$70,165	$298,144	$212,148
Cost of sales	41,412	82,564	43,009	79,569	39,726	31,390	31,568	39,230	166,985	102,684
Gross margin	42,065	50,206	38,888	53,092	40,443	35,511	33,510	30,935	131,159	109,464
Gross margin (%)	50.4%	37.8%	47.5%	40.0%	50.4%	53.1%	51.5%	44.1%	44.0%	51.6%
Selling, general and administrative expenses	40,765	43,392	34,769	47,894	35,051	33,185	32,078	35,594	118,926	100,315
Operating profit (loss)	$1,300	$6,814	$4,119	$5,198	$5,392	$2,326	$1,432	$(4,659)	$12,233	$9,149
Depreciation and amortization (i)	3,188	3,255	3,209	3,966	3,229	3,162	3,226	3,282	9,652	9,617
EBITDA (ii)	$4,488	$10,069	$7,328	$9,164	$8,621	$5,488	$4,658	$(1,377)	$21,885	$18,766

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 17.

Three Months Ended October 31, 2011 Compared to Three Months Ended October 31, 2010
LUXURY BRAND SALES
Sales for the third quarter were $83.5 million compared to $80.2 million for the comparable quarter of the prior year, an increase of 4% (a decrease of 4% at constant exchange rates). US sales increased 44% to $32.5 million, sales in Asia increased 14% to $28.3 million and European sales decreased 31% to $22.7 million. The third quarter of the prior year included several significant sales in Europe that were not repeated in the current third quarter.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the third quarter was $41.4 million compared to $39.7 million for the comparable quarter of the prior year. Gross margin for the quarter was $42.1 million or 50.4% compared to $40.4 million or 50.4% for the third quarter of the prior year.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 16% to $40.8 million from $35.1 million in the comparable quarter of the prior year (9% at constant exchange rates). The increase was due primarily to higher advertising, marketing and selling expenses and increased rent and building related expenses. Fixed costs accounted for $5.2 million of the increase, while variable expenses linked to higher volume of sales accounted for $0.5 million of the increase. SG&A expenses included depreciation and amortization expense of $3.1 million consistent with the comparable quarter of the prior year.

Nine Months Ended October 31, 2011 Compared to Nine Months Ended October 31, 2010
LUXURY BRAND SALES
Sales for the nine months ended October 31, 2011, were $298.1 million compared to $212.1 million for the comparable period of the prior year, an increase of 41% (29% at constant exchange rates). Sales in Asia increased 77% to $126.2 million, US sales increased 53% to $97.9 million and European sales decreased 4% to $74.0 million. During the period there were $60.8 million of high-value transactions, which carry generally lower-than-average gross margins.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the nine months ended October 31, 2011, was $167.0 million compared to $102.7 million for the comparable period of the prior year. Gross margin for the nine months ended October 31, 2011, was $131.2 million or 44.0% compared to $109.5 million or 51.6% for the comparable period of the prior year. The decrease in gross margin resulted primarily from exceptional high-value transactions during the period, which carry generally lower-than-average gross margins.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 19% to $118.9 million from $100.3 million in the comparable period of the prior year (11% at constant exchange rates). The increase was due primarily to higher advertising, marketing and selling expenses, higher variable compensation expenses resulting from higher sales and increased rent and building related expenses. Fixed costs accounted for $15.0 million of the increase, while variable expenses linked to higher volume of sales accounted for $3.6 million of the increase. SG&A expenses included depreciation and amortization expense of $9.4 million consistent with the comparable period of the prior year.

LUXURY BRAND SEGMENT OPERATIONAL UPDATE
During the nine months ended October 31, 2011, the luxury brand segment generated sales of $298.1 million, an increase of 41% over the comparable period of the prior year at actual exchange rates. The Company recorded significant high-value transactions of $60.8 million during the nine-month period. The US market generated sales of $97.9 million, an increase of 53% over the comparable quarter of the prior year. The long-term trend of growing wealth in Asia has resulted in increasing mobility of luxury consumers, benefiting the US market. In Japan, sales of $53.3 million increased by 25% at actual exchange rates and by 13% on a constant exchange rate basis over the comparable period of the prior year. Asia (excluding Japan) had sales of $72.9 million, representing an increase of 157% at actual exchange rates and positive 143% on a constant exchange basis over the comparable period of the prior year. In Europe, sales of $74.0 million were 4% lower at actual exchange rates and negative 17% on a constant exchange basis over the comparable period of the prior year.

A new licensed Harry Winston salon was opened in the Emirates Towers in Dubai, United Arab Emirates, during the third quarter.

The luxury brand segment’s distribution network consists of 19 directly operated salons, three licensed salons (in Manila, Philippines, Kiev, Ukraine and Dubai, United Arab Emirates) and 190 wholesale watch doors around the world.

Luxury Brand Segment Outlook
The Company remains confident that its product offering, supported by a strong advertising campaign, will translate into solid fourth quarter results. The Company’s global distribution network will continue to allow the Company to benefit from the increasing mobility of high-end luxury consumers. The Company continues to focus on strategies that will drive long-term growth. These strategies include initiatives to grow the core bridal and watch businesses, and new jewelry collections.

A second licensed salon is expected to be opened in Dubai, United Arab Emirates, and the Company plans to add 10 wholesale watch doors through the remainder of the fiscal year. Two new directly operated salons in Shanghai, China, are expected to be opened early next year and a second directly operated salon in London, UK, in mid-2012. A key component of the luxury brand’s growth strategy is the expansion of its current salon network and wholesale distribution channel. The growth target is to expand to approximately 35 directly operated salons, 15 licensed salons, and 300 wholesale doors by fiscal 2016.

On May 19, 2011, the Company announced that Harry Winston Inc. had entered into a business arrangement with Diamond Asset Advisors AG (“DAA”), which is in the process of establishing a polished diamond investment fund (the “Fund”). The Fund will be structured as a limited partnership with total funding of up to $250 million, offering institutional investors direct exposure to the wholesale market price of polished diamonds. Under the terms of the arrangement with the Fund, the Company’s expert diamond team will source diamonds for the Fund that have the same high-quality characteristics that the luxury brand segment uses in its jewelry and watches, with a portion of the diamonds coming from the Company’s existing inventory. The Fund will purchase the diamonds and then consign them to Harry Winston Inc., which will act as custodian. Harry Winston Inc. will use the consigned polished diamonds in the manufacturing of its jewelry and watches, paying the Fund when the jewelry or watch is sold. The price paid by the Fund to replace the sold polished diamonds will be used to determine the Fund’s market value. This arrangement will increase the inventory available to Harry Winston Inc.’s expanding international salon network without additional demands on working capital. The Fund is expected to raise the first capital subscription of approximately $100 million from investors in fiscal 2013, with the remaining $150 million expected to be raised over the following year, subject to market conditions.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources
Working Capital
As at October 31, 2011, the Company had unrestricted cash and cash equivalents of $83.2 million compared to $108.7 million at January 31, 2011. The Company had cash on hand and balances with banks of $80.9 million and short-term investments of $2.3 million at October 31, 2011. During the quarter ended October 31, 2011, the Company reported use of cash from operations of $17.4 million compared to a source of cash of $13.6 million in the comparable quarter of the prior year, which resulted primarily from the Company’s decision to hold rough diamond inventory due to market conditions. At October 31, 2011, the Company had 1.1 million carats of rough diamond inventory available for sale at an estimated current market value of $123 million.

Working capital increased to $428.5 million at October 31, 2011, from $328.6 million at January 31, 2011. During the quarter, the Company increased accounts receivable by $0.9 million, increased inventory and supplies by $37.5 million, increased other current assets by $2.8 million, increased trade and other payables by $5.9 million and increased employee benefit plans by $0.5 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, the seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, other current assets, and trade and other payables and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank that was increased from $100.0 million to $125.0 million on February 28, 2011. At October 31, 2011, $60.0 million was outstanding compared to $50.0 million at January 31, 2011.

During the quarter, the Company paid the $70.0 million promissory note plus accrued interest owing to Kinross from cash on hand. The promissory note was issued to Kinross on August 25, 2010, as part of the consideration for reacquiring Kinross’s 9% indirect interest in the Diavik Joint Venture.

As at October 31, 2011, $34.7 million and $2.8 million was outstanding under the Company’s revolving financing facility relating to its Belgium subsidiary, Harry Winston Diamond International N.V., and its India subsidiary, Harry Winston Diamond (India) Private Limited, respectively, compared to $nil at January 31, 2011.

During the quarter ended October 31, 2011, the luxury brand subsidiary, Harry Winston Inc., increased the amount outstanding on its secured five-year revolving credit facility to $201.5 million from $165.0 million at January 31, 2011.

Investing Activities
During the third quarter, the Company purchased property, plant and equipment of $14.8 million, of which $10.8 million was purchased for the mining segment and $4.0 million for the luxury brand segment.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2011 to 2015, is approximately $170 million assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$369,368	$72,111	$274,707	$4,872	$17,678
Environmental and participation agreements incremental commitments (c)	95,072	82,553	683	4,820	7,016
Operating lease obligations (d)	231,738	24,409	40,459	39,121	127,749
Total contractual obligations	$696,178	$179,073	$315,849	$48,813	$152,443

(a)

Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013, with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At October 31, 2011, $60.0 million was outstanding.

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the consideration for reacquiring its 9% indirect interest in the Diavik Joint Venture from Kinross. The note bears interest at a rate of 5% per annum and can be paid in cash. On August 25, 2011, the Company paid the $70.0 million promissory note plus accrued interest to Kinross from cash on hand.

The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 12.0%. At October 31, 2011, $34.7 million and $2.8 million were outstanding under this facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. The facility is guaranteed by Harry Winston Diamond Corporation.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility, which expires on March 31, 2013. There are no scheduled repayments required before maturity. At October 31, 2011, $201.5 million had been drawn against this secured credit facility.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($20.1 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($4.0 million) loan and a CHF 14.0 million ($16.1 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At October 31, 2011, $17.8 million was outstanding. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, amounting to ¥1,170 million ($15.0 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($7.4 million). This facility is secured by inventory owned by Harry Winston Japan, K.K.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On October 31, 2011, $6.6 million was outstanding on the mortgage.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2011, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $10.8 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at October 31, 2011, was $80.8 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine.

Non-GAAP Measure
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-GAAP measure, which is also used by management to monitor and evaluate the performance of the Company and its business segments.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS							CDN GAAP	IFRS	IFRS
									Nine months	Nine months
									ended	ended
	2012	2012	2012	2011	2011	2011	2011	2010	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2011	2010
Operating profit (loss)	$(1,963)	$23,100	$4,685	$21,245	$14,830	$29,932	$2,341	$(3,082)	$25,822	$47,101
Depreciation and amortization	23,121	20,716	20,291	24,635	18,657	19,515	14,200	18,258	64,128	52,372
EBITDA	$21,158	$43,816	$24,976	$45,880	$33,487	$49,447	$16,541	$15,176	$89,950	$99,473

MINING SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS							CDN GAAP	IFRS	IFRS
									Nine months	Nine months
									ended	ended
	2012	2012	2012	2011	2011	2011	2011	2010	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2011	2010
Operating profit (loss)	$(3,263)	$16,286	$566	$16,047	$9,438	$27,606	$909	$1,577	$13,589	$37,952
Depreciation and amortization	19,932	17,461	17,083	20,669	15,428	16,352	10,975	14,976	54,477	42,755
EBITDA	$16,669	$33,747	$17,649	$36,716	$24,866	$43,958	$11,884	$16,553	$68,066	$80,707

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

LUXURY BRAND SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	IFRS							CDN GAAP	IFRS	IFRS
									Nine months	Nine months
									ended	ended
	2012	2012	2012	2011	2011	2011	2011	2010	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2011	2010
Operating profit (loss)	$1,300	$6,814	$4,119	$5,198	$5,392	$2,326	$1,432	$(4,659)	$12,233	$9,149
Depreciation and amortization	3,188	3,255	3,209	3,966	3,229	3,162	3,226	3,282	9,652	9,617
EBITDA	$4,488	$10,069	$7,328	$9,164	$8,621	$5,488	$4,658	$(1,377)	$21,885	$18,766

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of further terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the US and the European Union or otherwise, the 2011 disaster in Japan and political upheavals in the Middle East, could cause the Company to experience further revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress with the European sovereign debt issue. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to a total of 35 salons and 300 wholesale doors worldwide by fiscal 2016. An additional objective of the Company is to achieve a compound annual growth rate in sales in the mid-teens in the luxury brand segment and an operating profit in the low to mid-teens in the luxury brand segment, in each case over the five-year period from fiscal 2012 to 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including worldwide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

The Company has to date licensed three retail salons to operate under the Harry Winston name and currently expects to increase the number of licensed salons to 15 by fiscal 2016. There is no assurance that the Company will be able to find qualified third parties to enter into these licensing arrangements, or that the licensees will honour the terms of the agreements. The conduct of licensees may have a negative impact on the Company’s distinctive brand name and reputation.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, the Company’s results of operations will be adversely affected.

Changes in Disclosure Controls and Procedures and Internal Control over Financial Reporting
During the third quarter of fiscal 2012, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no significant changes to critical accounting estimates since the first quarter of fiscal 2012.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 11, "Joint Arrangements" (“IFRS 11”), was issued by the IASB on May 12, 2011, and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Outstanding Share Information

As at November 30, 2011
Authorized	Unlimited
Issued and outstanding shares	84,841,781
Options outstanding	2,433,899
Fully diluted	87,275,680

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	October 31,	January 31,
	2011	2011

ASSETS
Current assets
Cash and cash equivalents (note 4)	$83,183	$108,693
Accounts receivable	31,819	22,788
Inventory and supplies (note 5)	483,666	403,212
Other current assets	38,849	38,662
	637,517	573,355
Property, plant and equipment – Mining	731,694	764,093
Property, plant and equipment – Luxury brand	62,404	61,019
Intangible assets, net (note 7)	127,476	127,894
Other non-current assets	13,890	16,626
Deferred income tax assets	77,628	62,693
Total assets	$1,650,609	$1,605,680

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$113,193	$136,490
Income taxes payable	27,549	6,660
Employee benefit plans (note 8)	6,966	7,378
Promissory note (note 9)	–	70,000
Current portion of interest-bearing loans and borrowings (note 9)	61,349	24,215
	209,057	244,743
Interest-bearing loans and borrowings (note 9)	282,610	237,621
Deferred income tax liabilities	309,394	301,980
Employee benefit plans (note 8)	7,913	7,287
Provisions	53,656	50,130
Total liabilities	862,630	841,761
Equity
Share capital (note 10)	509,592	502,129
Contributed surplus	15,535	16,233
Retained earnings	246,521	237,667
Accumulated other comprehensive income	16,064	7,624
Total shareholders’ equity	787,712	763,653
Non-controlling interest	267	266
Total equity	787,979	763,919
Total liabilities and equity	$1,650,609	$1,605,680

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Income Statements

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Sales	$119,716	$140,877	$486,026	$408,605
Cost of sales	75,524	84,765	322,153	246,274
Gross margin	44,192	56,112	163,873	162,331
Selling, general and administrative expenses	46,155	41,282	138,051	115,230
Operating profit	(1,963)	14,830	25,822	47,101
Finance expenses	(4,165)	(3,835)	(13,331)	(9,700)
Exploration costs	(600)	(212)	(1,593)	(313)
Finance and other income	289	69	630	391
Foreign exchange gain (loss)	436	135	547	(1,035)
Profit (loss) before income taxes	(6,003)	10,987	12,075	36,444
Net income tax expense (recovery)	(1,272)	(2,410)	3,220	2,943
Net profit (loss)	$(4,731)	$13,397	$8,855	$33,501
Attributable to shareholders	$(4,728)	$12,657	$8,854	$27,837
Attributable to non-controlling interest	$(3)	$740	$1	$5,664
Earnings (loss) per share
Basic	$(0.06)	$0.15	$0.10	$0.35
Diluted	$(0.06)	$0.15	$0.10	$0.35
Weighted average number of shares outstanding	84,809,781	82,063,200	84,597,861	78,444,841

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Net profit (loss)	$(4,731)	$13,397	$8,855	$33,501

Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(7,337)	4,768	8,440	6,798
Change in fair value of derivative financial instrument (net of tax of $0.1 million for the three months and $0.2 million for the nine months ended October 31, 2010)	–	101	–	354
Actuarial loss on employee benefit plans (net of tax of nil)	–	–	–	(636)
Other comprehensive income, net of tax	(7,337)	4,869	8,440	6,516
Total comprehensive income	$(12,068)	$18,266	$17,295	$40,017
Attributable to shareholders	$(12,065)	$17,526	$17,294	$34,353
Attributable to non-controlling interest	$(3)	$740	$1	$5,664

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Changes in Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Common shares:
Balance at beginning of period	$509,410	$426,842	$502,129	$426,593
Issued during the period	182	72,200	5,163	72,449
Transfer from contributed surplus on exercise of options	–	2,633	2,300	2,633
Balance at end of period	509,592	501,675	509,592	501,675
Contributed surplus:
Balance at beginning of period	15,043	18,078	16,233	17,730
Stock-based compensation expense	492	434	1,602	782
Transfer from contributed surplus on exercise of options	–	(2,633)	(2,300)	(2,633)
Balance at end of period	15,535	15,879	15,535	15,879
Retained earnings:
Balance at beginning of period	251,249	265,248	237,667	250,068
Net profit (loss) attributable to common shareholders	(4,728)	12,657	8,854	27,837
Reacquisition of partnership units (including transaction costs)	–	(53,808)	–	(53,808)
Balance at end of period	246,521	224,097	246,521	224,097
Accumulated other comprehensive income:
Balance at beginning of period	23,401	(923)	7,624	(2,570)
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(7,337)	4,768	8,440	6,798
Change in fair value of derivative financial instruments (net of tax of $0.1 million for the three months and $0.2 million for the nine months ended October 31, 2010)	–	101	–	354
Actuarial loss on employee benefit plans (net of tax of nil)	–	–	–	(636)
Balance at end of period	16,064	3,946	16,064	3,946
Non-controlling interest:
Balance at beginning of period	270	173,361	266	178,337
Non-controlling interest	(3)	740	1	5,664
Distribution to Kinross	–	–	–	(9,900)
Reacquisition of Kinross interest	–	(173,842)	–	(173,842)
Balance at end of period	267	259	267	259
Total shareholders’ equity	$787,979	$745,856	$787,979	$745,856

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Cash provided by (used in)
OPERATING
Net profit	$(4,731)	$13,397	$8,855	$33,501
Depreciation and amortization	23,121	18,657	64,128	52,372
Deferred income tax expense (recovery)	(4,781)	(3,021)	(8,200)	21
Current income tax expense	3,509	611	11,420	2,922
Finance expenses	4,165	3,835	13,331	9,700
Stock-based compensation	492	434	1,602	782
Other non-cash items	–	360	–	564
Foreign exchange gain (loss)	(3,240)	1,054	(3,432)	2,835
Loss on disposal of assets	–	–	–	243
Income tax refund (paid), net	(1,077)	(14,105)	9,376	(31,668)
Change in non-cash operating working capital, excluding taxes and finance expenses	(34,883)	(7,639)	(92,399)	(30,521)
Cash provided from (used in ) operating activities	(17,425)	13,583	4,681	40,751
FINANCING
Decrease in interest-bearing loans and borrowings	(178)	(408)	(532)	(1,127)
Increase in revolving credit	126,286	77,362	211,890	239,537
Decrease in revolving credit	(69,457)	(67,705)	(127,464)	(157,948)
Interest paid	(6,329)	(2,144)	(11,526)	(6,152)
Repayment of promissory note	(70,000)	–	(70,000)	–
Issue of common shares, net of issue costs	182	2,463	5,163	2,712
Distribution to Kinross	–	–	–	(9,900)
Cash provided from financing activities	(19,496)	9,568	7,531	67,122
INVESTING
Reacquisition of partnership units	–	(51,450)	–	(51,450)
Property, plant and equipment – Mining	(10,796)	(12,310)	(35,880)	(32,318)
Property, plant and equipment – Luxury brand	(4,050)	(1,815)	(7,338)	(2,913)
Other non-current assets	(363)	(661)	(1,185)	(4,121)
Cash used in investing activities	(15,209)	(66,236)	(44,403)	(90,802)
Foreign exchange effect on cash balances	(4,568)	3,203	6,681	5,052
Increase in cash and cash equivalents	(56,698)	(39,882)	(25,510)	22,123
Cash and cash equivalents, beginning of period	139,881	124,974	108,693	62,969
Cash and cash equivalents, end of period	$83,183	$85,092	$83,183	$85,092
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(890)	(1,677)	(9,116)	(4,118)
Inventory and supplies	(37,522)	(22,435)	(61,958)	(81,541)
Other current assets	(2,806)	7,845	(189)	10,998
Trade and other payables	5,865	7,512	(21,307)	50,002
Employee benefit plans	470	1,116	171	(5,862)
	$(34,883)	$(7,639)	$(92,399)	$(30,521)

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

OCTOBER 31, 2011 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a diamond enterprise with assets in the mining and luxury brand segments of the diamond industry.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Limited Partnership is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer with select locations throughout the world. Its head office is located in New York City, United States.

Certain comparative figures have been reclassified to conform with current year’s presentation.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

These unaudited interim condensed consolidated financial statements have been approved for issue by the Audit Committee on December 8, 2011.

Note 2:
Basis of Preparation
(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The Company’s first annual consolidated financial statements under IFRS will be presented for the fiscal year ending January 31, 2012. The accounting policies adopted in these unaudited interim condensed consolidated financial statements are consistent with the accounting policies the Company expects to adopt in its IFRS consolidated financial statements for the fiscal year ending January 31, 2012, and are based on IFRS as issued by the International Accounting Standards Board (“IASB”) that the Company expects to be applicable at that time.

These unaudited interim condensed consolidated financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2011 presented under generally accepted accounting principles in Canada (‘‘Canadian GAAP’’) and in conjunction with the IFRS transition disclosures in Note 15 to these interim statements. These unaudited interim condensed consolidated financial statements have been prepared following the same accounting policies and methods of computation as presented in the unaudited interim condensed consolidated financial statements of April 30, 2011.

(b)	Basis of measurement
These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for the following:

financial instruments held for trading are measured at fair value through profit and loss liabilities for RSU and DSU plans are measured at fair value

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(c)	Currency of presentation

These condensed consolidated interim financial statements are expressed in United States dollars, consistent with the predominant functional currency of the Company’s operations. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Changes in Accounting Policies
Standards issued but not yet effective
The following standards and interpretations have been issued but are not yet effective and have not been early adopted in these financial statements. These standards may result in consequential changes to the accounting policies and other note disclosures.

(i)	Fair Value Measurement Guidelines
(ii)	IAS 1 (Revised) – Presentation of Financial Statements
(iii)	IAS17 (Replacement) – Leases
(iv)	IAS 32 (Replacement) – Liabilities and Equity
(v)	IAS 19 (Replacement) – Employee Benefits and Pensions
(vi)	IAS 11 and IAS 18 (Replacement) – Revenue Recognition
(vii)	Improvements to IFRSs

The IASB has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 11, "Joint Arrangements" (“IFRS 11”) was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”) was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Note 4:
Cash Resources
	October 31,	January 31,
	2011	2011
Cash on hand and balances with banks	$80,896	$107,993
Short-term investments (a)	2,287	700
Total cash resources	$83,183	$108,693

(a) Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 5:
Inventory and Supplies
	October 31,	January 31,
	2011	2011
Luxury brand raw materials and work-in-progress	$114,745	$80,013
Luxury brand merchandise inventory	218,494	226,358
Mining rough diamond inventory	80,567	30,451
Mining supplies inventory	69,860	66,390
Total inventory and supplies	$483,666	$403,212

Total inventory and supplies is net of a provision for obsolescence of $ 2.0 million ($2.9 million at January 31, 2011).

Note 6:
Diavik Joint Venture
The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at September 30, 2011 and December 31, 2010:

	October 31,	January 31,
	2011	2011
Current assets	$96,727	$92,487
Non-current assets	679,409	714,386
Current liabilities	37,368	31,493
Non-current liabilities and participant’s account	738,768	775,380

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Expenses net of interest income (a) (b)	$57,918	$52,353	$181,576	$147,818
Cash flows resulting from (used in) operating activities	(26,920)	(31,951)	(116,815)	(85,265)
Cash flows resulting from financing activities	39,156	41,189	154,239	113,108
Cash flows resulting from (used in) investing activities	(13,460)	(11,164)	(35,680)	(30,153)
(a)	The Joint Venture only earns interest income.
(b)

Expenses net of interest income for the three and nine months ended October 31, 2011 of $nil and $0.1 million, respectively (three and nine months ended October 31, 2010 of $nil and $0.1 million, respectively).

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

During the third quarter, the Company recognized a non-cash $13.0 million charge related to the de-recognition of certain components of the backfill plant (the “Paste Plant”) associated with paste production at the Diavik Diamond Mine. The original mine plan envisioned the use of blasthole stoping and underhand cut and fill underground mining methods for the Diavik ore bodies using paste to preserve underground stability. It is now expected that the higher velocity and lower cost sub-level retreat mining method, which does not require paste, will be used for both the A-154 South and A-418 underground ore bodies. As a result, certain components of the Paste Plant necessary for the production of paste will no longer be required and accordingly have been de-recognized during the third quarter.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 7:
Intangible Assets
	Amortization		Accumulated	October 31,	January 31,
	period	Cost	amortization	2011 net	2011 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(3,459)	2,116	2,534
Intangible assets		$130,935	$(3,459)	$127,476	$127,894

Amortization expense for the nine months ended October 31, 2011 was $0.4 million ($1.0 million for the nine months ended October 31, 2010).

Note 8:
Employee Benefit Plans
The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	October 31,	January 31,
	2011	2011
Defined benefit plan obligation – Harry Winston luxury brand segment	$10,465	$9,009
Defined contribution plan obligation – Harry Winston luxury brand segment	800	80
Defined contribution plan obligation – Harry Winston mining segment	169	–
Defined contribution plan obligation – Diavik Diamond Mine	–	3,061
RSU and DSU plans (note 10)	3,445	2,515
Total employee benefit plan obligation	$14,879	$14,665

	October 31,	January 31,
	2011	2011
Non-current	$7,913	$7,287
Current	6,966	7,378
Total employee benefit plan obligation	$14,879	$14,665

The amounts recognized in the consolidated income statement in respect of employee benefit plans are as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Defined benefit pension plan – Harry Winston luxury brand segment	$655	$532	$1,909	$1,540
Defined contribution plan – Harry Winston luxury brand segment	240	210	720	630
Defined contribution plan – Harry Winston mining segment	32	55	175	161
Defined contribution plan – Diavik Diamond Mine	481	236	1,616	785
RSU and DSU plans (note 10)	182	355	1,897	1,047
	$1,590	$1,388	$6,317	$4,163

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 9:
Interest-Bearing Loans and Borrowings
	October 31,	January 31,
	2011	2011
Mining segment credit facilities	$58,184	$50,000
Mining segment promissory note	–	70,000
Harry Winston Inc. credit facilities	219,283	181,715
First mortgage on real property	6,561	7,048
Bank advances	59,931	22,902
Finance leases	–	171
Total interest-bearing loans and borrowings	343,959	331,836
Less current portion	(61,349)	(94,215)
	$282,610	$237,621

		Nominal
		interest		Carrying amount at	Face value at
	Currency	rate	Date of maturity	October 31, 2011	October 31, 2011	Borrower
Secured bank loan	US	3.75%	March 31, 2013	$201.5 million	$201.5 million	Harry Winston Inc.
Secured bank loan	CHF	3.15%	April 22, 2013	$4.0 million	$4.0 million	Harry Winston S.A.
Secured bank loan	CHF	3.55%	January 31, 2033	$13.8 million	$13.8 million	Harry Winston S.A.
Secured bank loan	US	4.01%	June 24, 2013	$50.0 million	$50.0 million	Harry Winston Diamond Corporation and
Secured bank loan	US	4.36%	June 24, 2013	$10.0 million	$10.0 million	Harry Winston Diamond Mines Ltd.
First mortgage on real property	CDN	7.98%	September 1, 2018	$6.6 million	$6.6 million	6019838 Canada Inc.
Secured bank advance	US	4.55%	Due on demand	$34.7 million	$34.7 million	Harry Winston Diamond International N.V.
Secured bank advance	US	12.00%	Due on demand	$2.8 million	$2.8 million	Harry Winston Diamond (India) Private Limited
Secured bank advance	YEN	2.50%	February 22, 2012	$7.4 million	$7.4 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	November 30, 2011	$7.8 million	$7.8 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	November 24, 2011	$7.2 million	$7.2 million	Harry Winston Japan, K.K.

On February 28, 2011, the Company increased the mining segment senior secured revolving credit facility with Standard Chartered Bank by $25.0 million to $125.0 million.

On August 25, 2011, the Company paid the $70.0 million Kinross Gold Corporation’s (“Kinross”) promissory note plus accrued interest to Kinross from cash on hand.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 10:
Share Capital
(a)	Authorized
Unlimited common shares without par value.

(b)	Issued
	Number of shares	Amount
Balance, January 31, 2011	84,159,851	$502,129
Shares issued for:
Exercise of options	681,930	5,163
Transfer from contributed surplus on exercise of options	–	2,300
Balance, October 31, 2011	84,841,781	$509,592

(c)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2011	155,946
Awards and payouts during the year (net)
RSU awards	66,991
RSU payouts	(46,963)
Balance, October 31, 2011	175,974

DSU	Number of units
Balance, January 31, 2011	193,214
Awards and payouts during the year (net)
DSU awards	29,583
DSU payouts	(17,127)
Balance, October 31, 2011	205,670

During the period, the Company granted 66,991 RSUs (net of forfeitures) and 29,583 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 11:
Commitments and Guarantees
(a)	Environmental agreements

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP anticipates its share of this funding requirement will be approximately $0.2 million for calendar 2011. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at October 31, 2011, was $80.8 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)	Participation agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate. Harry Winston Diamond Corporation’s share of the Joint Venture’s participation agreements as at October 31, 2011 was $1.7 million.

(c)	Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at HWDLP’s 40% ownership interest, before any reduction of future reclamation activities; and future minimum annual rentals under non-cancellable operating and capital leases for luxury brand salons and corporate office space, and long- term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine; and are as follows:

2012	$106,962
2013	103,443
2014	103,433
2015	108,094
2016	106,722
Thereafter	222,821

Note 12:
Capital Management
The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued share capital, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 13:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and interest-bearing loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the International Accounting Standards Board.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s interest-bearing loans and borrowings are for the most part fully secured; hence the fair values of these instruments at October 31, 2011 are considered to approximate their carrying value.

The carrying values of these financial instruments are as follows:

	October 31, 2011		January 31, 2011
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial Assets
Cash and cash equivalents	$83,183	$83,183	$108,693	$108,693
Accounts receivable	31,819	31,819	22,788	22,788
	$115,002	$115,002	$131,481	$131,481
Financial Liabilities
Trade and other payables	$113,193	$113,193	$136,490	$136,490
Promissory note	–	–	70,000	70,000
Interest-bearing loans and borrowings	343,959	343,959	261,836	261,836
	$457,152	$457,152	$468,326	$468,326

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 14:
Segmented Information
The Company operates in two segments within the diamond industry, mining and luxury brand, for the three and nine months ended October 31, 2011.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds.

The luxury brand segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended October 31, 2011	Mining	Luxury brand	Total
Sales
Canada	$36,239	$–	36,239
United States	–	32,486	32,486
Europe	–	22,651	22,651
Asia	–	28,340	28,340
Total sales	36,239	83,477	119,716
Cost of sales
Depreciation and amortization	19,340	57	19,397
All other costs	14,772	41,355	56,127
Total cost of sales	34,112	41,412	75,524
Gross margin	2,127	42,065	44,192
Gross margin (%)	5.9%	50.4%	36.9%
Selling, general and administrative expenses
Selling and related expenses	966	30,800	31,766
Administrative expenses	4,424	9,965	14,389
Total other operating expenses	5,390	40,765	46,155
Operating profit (loss)	(3,263)	1,300	(1,963)
Finance expense	(2,691)	(1,474)	(4,165)
Exploration costs	(600)	–	(600)
Finance and other income	256	33	289
Foreign exchange gain	285	151	436
Segmented profit (loss) before income taxes	$(6,013)	$10	$(6,003)
Segmented assets as at October 31, 2011
Canada	$941,028	$–	$941,028
United States	–	443,716	443,716
Other foreign countries	57,853	208,012	265,865
	$998,881	$651,728	$1,650,609
Capital expenditures	$10,796	$4,050	$14,846
Other significant non-cash items:
Deferred income tax recovery	$(4,190)	$(591)	$(4,781)

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended October 31, 2010	Mining	Luxury brand	Total
Sales
Canada	$60,708	$–	$60,708
United States	–	22,555	22,555
Europe	–	32,655	32,655
Asia	–	24,959	24,959
Total sales	60,708	80,169	140,877
Cost of sales
Depreciation and amortization	14,800	82	14,882
All other costs	30,239	39,644	69,883
Total cost of sales	45,039	39,726	84,765
Gross margin	15,669	40,443	56,112
Gross margin (%)	25.8%	50.4%	39.8%
Selling, general and administrative expenses
Selling and related expenses	669	24,717	25,386
Administrative expenses	5,562	10,334	15,896
Total other operating expenses	6,231	35,051	41,282
Operating profit	9,438	5,392	14,830
Finance expense	(2,112)	(1,723)	(3,835)
Exploration costs	(212)	–	(212)
Finance and other income	63	6	69
Foreign exchange gain	130	5	135
Segmented profit before income taxes	$7,307	$3,680	$10,987
Segmented assets as at October 31, 2010
Canada	$952,912	$–	$952,912
United States	–	426,077	426,077
Other foreign countries	20,725	184,462	205,187
	$973,637	$610,539	$1,584,176
Capital expenditures	$12,310	$1,815	$14,125
Other significant non-cash items:
Deferred income tax expense (recovery)	$(3,877)	$856	$(3,021)

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2011	Mining	Luxury brand	Total
Sales
Canada	$187,882	$–	$187,882
United States	–	97,938	97,938
Europe	–	74,018	74,018
Asia (a)	–	126,188	126,188
Total sales	187,882	298,144	486,026
Cost of sales
Depreciation and amortization	52,572	215	52,787
All other costs	102,596	166,770	269,366
Total cost of sales	155,168	166,985	322,153
Gross margin	32,714	131,159	163,873
Gross margin (%)	17.4%	44.0%	33.7%
Selling, general and administrative expenses
Selling and related expenses	2,392	90,098	92,490
Administrative expenses	16,733	28,828	45,561
Total other operating expenses	19,125	118,926	138,051
Operating profit	13,589	12,233	25,822
Finance expense	(9,171)	(4,160)	(13,331)
Exploration costs	(1,593)	–	(1,593)
Finance and other income	411	219	630
Foreign exchange gain	154	393	547
Segmented profit before income taxes	$3,390	$8,685	$12,075
Segmented assets as at October 31, 2011
Canada	$941,028	$–	$941,028
United States	–	443,716	443,716
Other foreign countries	57,853	208,012	265,865
	$998,881	$651,728	$1,650,609
Capital expenditures	$35,880	$7,338	$43,218
Other significant non-cash items:
Deferred income tax expense (recovery)	$(12,154)	$3,954	$(8,200)

(a)	Sales to one significant customer in the luxury brand segment totalled $45.0 million for the nine months ended October 31, 2011.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2010	Mining	Luxury brand	Total
Sales
Canada	$196,457	$–	$196,457
United States	–	64,235	64,235
Europe	–	76,793	76,793
Asia	–	71,120	71,120
Total sales	196,457	212,148	408,605
Cost of sales
Depreciation and amortization	40,868	242	41,110
All other costs	102,722	102,442	205,164
Total cost of sales	143,590	102,684	246,274
Gross margin	52,867	109,464	162,331
Gross margin (%)	26.9%	51.6%	39.7%
Selling, general and administrative expenses
Selling and related expenses	2,066	70,635	72,701
Administrative expenses	12,849	29,680	42,529
Total other operating expenses	14,915	100,315	115,230
Operating profit	37,952	9,149	47,101
Finance expense	(4,766)	(4,934)	(9,700)
Exploration costs	(313)	–	(313)
Finance and other income	177	214	391
Foreign exchange gain (loss)	(1,367)	332	(1,035)
Segmented profit before income taxes	$31,683	$4,761	$36,444
Segmented assets as at October 31, 2010
Canada	$952,912	$–	$952,912
United States	–	426,077	426,077
Other foreign countries	20,725	184,462	205,187
	$973,637	$610,539	$1,584,176
Capital expenditures	$32,318	$2,913	$35,231
Other significant non-cash items:
Deferred income tax expense (recovery)	$(1,256)	$1,277	$21

Note 15:
Explanation of Transition to IFRS
As stated in Note 2(a), these are the Company’s third consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies described in Note 3 of the April 30, 2011 unaudited interim condensed consolidated financial statements have been applied in preparing: the interim financial statements for the three and nine months ended October 31, 2011, and the comparative information presented in these interim financial statements for both the three and nine months ended October 31, 2010. In preparing these interim financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Explanation of Transition to IFRS: Reconciliation of Equity

(in thousands of United States dollars)
(unaudited)			October 31, 2010
			Effect of
		Canadian	Transition to
	Ref.	GAAP	IFRS	IFRS
ASSETS	(a)
Current assets:
Cash and cash equivalents		$85,092	$–	$85,092
Accounts receivable		27,825	111	27,936
Inventory and supplies		400,732	–	400,732
Other current assets	(b)	32,889	(7,480)	25,409
		546,538	(7,369)	539,169
Property, plant and equipment
– Mining	(c)	785,760	(18,292)	767,468
Property, plant and equipment
– Luxury brand		59,739	–	59,739
Intangible assets, net		128,172	–	128,172
Other non-current assets		18,158	–	18,158
Deferred income tax assets	(b)	61,805	9,662	71,467
Total assets		$1,600,172	$(15,999)	$1,584,173

LIABILITIES AND EQUITY	(d)
Current liabilities:
Trade and other payables	(d)	$134,243	$(5,979)	$128,264
Employee benefit plans	(d)	–	7,619	7,619
Income taxes payable		19,379	–	19,379
Bank advances	(d)	23,937	(23,937)	–
Promissory note		70,000	–	70,000
Interest-bearing loans and borrowings	(d)	1,260	24,051	25,311
		248,819	1,754	250,573
Interest-bearing loans and borrowings	(d)	241,447	163	241,610
Employee benefit plans	(e)	4,005	3,501	7,506
Provisions	(f)	42,880	2,416	45,296
Deferred income tax liabilities	(g)	342,884	(49,552)	293,332
Total liabilities		880,035	(41,718)	838,317
Equity:
Share capital		501,675	–	501,675
Contributed surplus		15,879	–	15,879
Retained earnings	(h)	166,726	57,371	224,097
Accumulated other comprehensive income	(i)	35,598	(31,652)	3,946
Total shareholders’ equity		719,878	25,719	745,597
Non-controlling interest	(j)	259	–	259
Total equity		720,137	25,719	745,856
Total liabilities and equity		$1,600,172	$(15,999)	$1,584,173

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Explanation of Transition to IFRS: Reconciliation of Profit

(in thousands of United States dollars)
(unaudited)	For the three months ended October 31, 2010				For the nine months ended October 31, 2010
			Effect of			Effect of
		Canadian	Transition to		Canadian	Transition to
	Ref.	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Sales		$140,877	$–	$140,877	$408,605	$–	$408,605
Cost of sales	(k)	85,831	(1,066)	84,765	249,320	(3,046)	246,274
Gross margin		55,046	1,066	56,112	159,285	3,046	162,331
Selling, general and administrative expenses		41,306	(24)	41,282	115,252	(22)	115,230
Operating profit		13,740	1,090	14,830	44,033	3,068	47,101
Finance expenses	(l)	(3,338)	(497)	(3,835)	(8,205)	(1,495)	(9,700)
Exploration costs	(m)	–	(212)	(212)	–	(313)	(313)
Finance and other income		69	–	69	391	–	391
Foreign exchange gain (loss)	(n)	(2,960)	3,095	135	(11,433)	10,398	(1,035)
Profit before income taxes		7,511	3,476	10,987	24,786	11,658	36,444
Current income tax expense		611	–	611	2,922	–	2,922
Deferred income tax expense (recovery)	(o)	2,222	(5,243)	(3,021)	5,145	(5,124)	21
Net profit		$4,678	$8,719	$13,397	$16,719	$16,782	$33,501
Attributable to:
Shareholders		$3,938	$8,719	$12,657	$11,775	$16,062	$27,837
Non-controlling interest		740	–	740	4,944	720	5,664
Net profit		$4,678	$8,719	$13,397	$16,719	$16,782	$33,501
Earnings per share
Basic		$0.05	$0.10	$0.15	$0.15	$0.20	$0.35
Fully diluted		$0.05	$0.10	$0.15	$0.15	$0.20	$0.35
Weighted average number of shares outstanding		82,063,200	82,063,200	82,063,200	78,444,841	78,444,841	78,444,841

Explanation of Transition to IFRS: Reconciliation of Comprehensive Income

(in thousands of United States dollars)		For the three months ended October 31, 2010			For the nine months ended October 31, 2010
(unaudited)
			Effect of			Effect of
		Canadian	Transition to		Canadian	Transition to
	Ref.	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Net profit– as above		$4,678	$8,719	$13,397	$16,719	$16,782	$33,501
Other comprehensive income
Net gain on translation of net foreign operations		4,769	(1)	4,768	6,799	(1)	6,798
Change in fair value of derivative financial instrument		101	–	101	354	–	354
Actuarial loss on employee benefit plans	(e)(i)	–	–	–	–	(636)	(636)
Total comprehensive income (loss)		$9,548	$8,718	$18,266	$23,872	$16,145	$40,017
Attributable to:
Shareholders		$8,808	$8,718	$17,526	$18,928	$15,425	$34,353
Non-controlling interest		740	–	740	4,944	720	5,664
Total comprehensive income (loss)		$9,548	$8,718	$18,266	$23,872	$16,145	$40,017

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

References to the Reconciliation of Equity and Profit

(a)	Reclassification of assets
To conform to IFRS presentation requirements, certain asset balances have been reclassified to current or non-current asset accounts.

(b)	Other current assets

	Ref.	October 31, 2010
Reclassification of assets	See (a)	$(9,773)
Deferred tax impact on intra-group transfer of assets	(i)	2,293
Net decrease in other current assets		$(7,480)

(i)

Under IFRS, deferred taxes are recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets. The deferred tax component under IFRS is computed using the tax rate applicable to the purchaser, whereas the seller’s tax rate was applied under Canadian GAAP.

During the three months ended October 31, 2010, the accounting under IFRS resulted in a reduction of $0.1 million in both deferred income tax assets and deferred income tax recovery.

During the nine months ended October 31, 2010, the accounting under IFRS resulted in a reduction of $0.6 million in both deferred income tax assets and deferred income tax recovery.

(c)	Property, plant and equipment – Mining

	Ref.	October 31, 2010
Derecognition of exploration costs capitalized	(i)	$(17,372)
Remeasurement of the asset retirement obligation	See (f)(i)	(920)
Total decrease in property, plant and equipment – Mining		$(18,292)

(i)

Under Canadian GAAP, the Company’s policy on exploration expenditures incurred is to capitalize and to amortize using the units-of-production method. For IFRS purposes, the Company’s accounting policy on exploration expenditures is to expense unless the exploration activity relates to proven and probable reserves.

For the three months ended October 31, 2010, the accounting under IFRS increased mining capital assets by $0.4 million, decreased cost of goods sold by approximately $0.6 million, and increased exploration costs by $0.2 million, reflecting the net impact of reversing Canadian GAAP depreciation on capitalized exploration costs, partially offset by the expensing of exploration costs incurred in the quarter. Deferred income tax liabilities and deferred income tax expense both increased by $0.2 million.

For the nine months ended October 31, 2010, the accounting under IFRS increased mining capital assets by $1.3 million, decreased cost of goods sold by approximately $1.6 million, and increased exploration costs by $0.3 million, reflecting the net impact of reversing Canadian GAAP depreciation on capitalized exploration costs, partially offset by the expensing of exploration costs incurred. Deferred income tax liabilities and deferred income tax expense both increased by $0.5 million.

(d)	Reclassification of liabilities
To conform to IFRS presentation requirements, various liability balances have been reclassified.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(e)	Employee benefit plans

	Ref.	October 31, 2010
Retrospective application of IAS 19 employee benefits	(i)	$5,417
Reclassification of liabilities	See (d)	(1,916)
Net increase in employee benefit plans		$3,501

(i)

Under Canadian GAAP, actuarial gains or losses for defined benefit plans that exceeded the corridor threshold (10% of the greater of the obligation and fair value of plan assets at the beginning of the period) were recognized over the remaining average service life of active employees. For IFRS purposes, the Company’s accounting policy is to recognize its actuarial gains and losses immediately in other comprehensive income, and has retrospectively applied this approach at the date of transition.

For the nine months ended October 31, 2010, the accounting under IFRS resulted in a $0.6 million increase to the defined benefit plan obligation and a corresponding charge to other comprehensive income, reflecting the recognition of actuarial losses. A nominal change was made to deferred income tax liabilities.

(f)	Provisions

	Ref.	October 31, 2010
Remeasurement of the asset retirement obligation	(i)	$2,416

(i)

The Company has elected to utilize the IFRS 1 optional exemption relating to “Changes in decommissioning, restoration and similar liabilities” in preparing its opening balance sheet under IFRS. There was no further remeasurement of the asset retirement obligation from the amount on February 1, 2010.

(g)	Deferred income tax liabilities

	Ref.	October 31, 2010
Recognition of new deferred tax balances	(i)	$(39,570)
Derecognition of exploration costs capitalized	See (c)(i)	(5,016)
Retrospective application of IAS 19 employee benefits	See (e)(i)	(2,565)
Remeasurement of the asset retirement obligation	See (f)(i)	(985)
Revaluation of deferred income tax liabilities	(ii)	(1,416)
Total decrease in deferred income tax liabilities		$(49,552)

(i)

Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

Under Canadian GAAP, in the determination of temporary differences related to non-monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future income tax amount is then translated into the Company’s functional currency if it is different from the local currency.

For the three months ended October 31, 2010, the accounting under IFRS resulted in an $8.3 million decrease in deferred income tax liabilities and an $8.3 million increase in deferred income tax recovery.

For the nine months ended October 31, 2010, the accounting under IFRS resulted in a $15.2 million decrease in deferred income tax liabilities and a $15.2 million increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased by $0.5 million.

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(ii)

For the three months ended October 31, 2010, the above IFRS adjustments to deferred income tax liabilities required a revaluation of the account balance, resulting in a $0.3 million reduction in deferred income tax liabilities and a corresponding increase in deferred income tax recovery.

For the nine months ended October 31, 2010, the above IFRS adjustments to deferred income tax liabilities required a revaluation of the account balance, resulting in a $1.4 million reduction in deferred income tax liabilities and a corresponding increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased nominally.

(h)	Retained earnings
The effect of all IFRS adjustments has increased (decreased) retained earnings as follows:

	Ref.	October 31, 2010
Reset of cumulative translation differences	See (i)(i)	$28,800
Recognition of new deferred tax balances	See (g)(i)	37,513
Derecognition of exploration costs capitalized	See (c)(i)	(11,668)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	2,293
Remeasurement of the asset retirement obligation	See (f)(i)	(2,152)
Revaluation of deferred income tax liabilities	See (g)(ii)	1,344
Reacquisition of partnership units	See (j)(i)	1,241
Net increase in retained earnings		$57,371

(i)	Accumulated other comprehensive income

	Ref.	October 31, 2010
Reset of cumulative translation differences	(i)	$(28,800)
Retrospective application of IAS 19 employee benefits	See (e)(i)	(2,852)
Total decrease in accumulated other comprehensive income		$(31,652)

(i)

The Company has elected to utilize the IFRS 1 optional exemption relating to “Cumulative translation differences” in preparing its opening balance sheet under IFRS. Through application of this exemption on transition date, existing cumulative translation differences as at February 1, 2010 were reset to zero and retained earnings was increased by $28.8 million.

(j)	Non-controlling interest

	Ref.	October 31, 2010
Derecognition of exploration costs capitalized	See (c)(i)	(689)
Remeasurement of the asset retirement obligation	See (f)(i)	(199)
Recognition of new deferred tax balances	See (g)(i)	2,057
Revaluation of deferred income tax liabilities	See (g)(ii)	72
Reacquisition of partnership units	(i)	(1,241)
Net change in non-controlling interest		$–

(i)

During the third quarter of fiscal 2011, the Company reacquired its 9% indirect interest in the Diavik Joint Venture from Kinross resulting in the reversal of previously recorded profit adjustments attributable to non-controlling interest.

(k)	Cost of sales

		Three months ended	Nine months ended
	Ref.	October 31, 2010	October 31, 2010
Reclassification of accretion expense	(i)	$(497)	$(1,495)
Derecognition of exploration costs capitalized	See (c)(i)	(569)	(1,551)
Decrease in cost of sales		$(1,066)	$(3,046)

2012 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(i)

In accordance with IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, accretion expense is treated as interest expense whereas under Canadian GAAP it had been recorded as a component of cost of sales.

(l)	Finance expenses

		Three months ended	Nine months ended
	Ref.	October 31, 2010	October 31, 2010

Reclassification of accretion expense	See (k)(i)	$(497)	$(1,495)

(m)	Exploration costs

		Three months ended	Nine months ended
	Ref.	October 31, 2010	October 31, 2010
Derecognition of exploration costs capitalized	See (c)(i)	$(187)	$(288)
Reclassification of exploration costs		(25)	(25)
Increase in exploration costs		$(212)	$(313)

(n)	Decrease in foreign exchange loss

		Three months ended	Nine months ended
	Ref.	October 31, 2010	October 31, 2010
Reclassification of foreign exchange loss	(i)	$3,095	$10,398

(i)

Under Canadian GAAP, the foreign exchange difference from the translation of deferred taxes was presented within the foreign exchange gain/loss account. For IFRS reporting purposes, these foreign exchange differences have been reclassified to deferred income tax recovery/expense.

(o)	Deferred income tax expense (recovery)

		Three months ended	Nine months ended
	Ref.	October 31, 2010	October 31, 2010
Derecognition of exploration costs capitalized	See (c)(i)	$214	$505
Recognition of new deferred income tax liability balances	See (g)(i)	(8,331)	(15,194)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	84	583
Reclassification of foreign exchange	See (n)(i)	3,095	10,398
Revaluation of deferred income tax liabilities	See (g)(ii)	(305)	(1,416)
Total increase in deferred income tax expense		$(5,243)	$(5,124)

2012 THIRD QUARTER REPORT